UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2017

Commission File Number 1-34694

VEON Ltd.

(formerly VimpelCom Ltd.)

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Information contained in this report

The information set forth in this Form 6-K is hereby incorporated by reference into the registration statements filed with the Securities and Exchange Commission by the registrant on Form F-3 (Registration Nos. 333-213905 and 333-196223).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)

Date: August 29, 2017

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VEON’s statement regarding media comments

Amsterdam, 29 August 2017 – VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON) (VEON) has noted recent media comments concerning a potential tower transaction in Pakistan. VEON confirms that it is in advanced discussions with edotco for the sale of its indirect subsidiary, Deodar Limited (“Deodar”). Deodar holds a portfolio of approximately 13,000 towers and provides network tower services in Pakistan. The purchase price for the transaction is expected to be in excess of USD 900 million equivalent. These discussions may or may not result in a transaction. VEON will communicate material updates, if any, in accordance with regulatory requirements.

ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, with the ambition to lead the personal internet revolution for over 235 million customers it currently serves, and many others in the years to come.

Follow us:

on Twitter @veondigital

visit our blog @ blog.veon.com

go to our website @ http:// www.veon.com

Disclaimer

This release contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, the expected purchase price and the timing and completion of a transaction. The forward-looking statements included in this release are based on management’s best assessment of VEON’s strategic and financial position and of future market conditions, trends and other potential developments. Forward-looking statements involve risks and uncertainties, including, without limitation, the possibility that: the transaction may not materialize as expected or at all. If such risks or uncertainties materialize or such assumptions prove incorrect, actual results could differ materially from those express or implied by such forward-looking statements or assumptions. Certain other factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VEON’s Annual Report on Form 20-F for the year ended 31 December 2016 filed with the U.S. Securities and Exchange Commission (the “SEC”) and other public filings made by VEON with the SEC. The forward-looking statements speak only as of the date hereof. VEON cannot assure you that any projected events will be achieved. Except to the extent required by law, VEON disclaims any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made, or to reflect the occurrence of unanticipated events.

This press release contains inside information as defined in Regulation (EU) No 596/2014.

Contact Information

VEON
Investor Relations	Media and Public Relations

Massimiliano Cominelli ir@veon.com Tel: +31 20 79 77 200	Maria Piskunenko pr@veon.com Tel: +31 20 79 77 200